REX ETF Trust 485BPOS

Exhibit 99.(d)(4)

SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT

Dated April 30, 2025 by and among REX ADVISERS, LLC
and
VIDENT ADVISORY, LLC
and
REX ETF TRUST

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate in accordance with the following fee schedule:

Fund	Rate
REX COIN Covered Call ETF	0.07% on the first $250 million, 0.065% on the next $250 million, 0.06% on the next $500 million, and 0.05% on all assets over $1 billion

REX MSTR Covered Call ETF	0.07% on the first $250 million, 0.065% on the next $250 million, 0.06% on the next $500 million, and 0.05% on all assets over $1 billion

REX NVDA Covered Call ETF	0.07% on the first $250 million, 0.065% on the next $250 million, 0.06% on the next $500 million, and 0.05% on all assets over $1 billion

REX TSLA Covered Call ETF	0.07% on the first $250 million, 0.065% on the next $250 million, 0.06% on the next $500 million, and 0.05% on all assets over $1 billion

REX Drone ETF	0.04% on the first $250 million, 0.03% on the next $250 million, and 0.02% on all assets over $500 million

For the first thirteen (13) Funds actively-managed by the Sub-Adviser across all Trusts, the minimum annual fee to be paid to the Sub-Adviser will be calculated as $50,000 multiplied by the number of Funds managed by the Sub-Adviser. For example, if the Sub-Adviser were to manage two Funds, the minimum annual fee would be calculated as $100,000. For each passively-managed Fund, the minimum annual fee to be paid to the Sub-Adviser will be $25,000.

The fee of the Sub-Adviser will accrue and be payable monthly in arrears. The Adviser will pay the Sub-Adviser the amount payable pursuant to any invoice not later than: (i) ten (10) days after the last day of the month during which the services for the payment of which the fee is payable were rendered; or (ii) ten (10) days after receipt by the Adviser of the Sub-Adviser’s invoice with respect to that month.